                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             ERIE INDEMNITY COMPANY
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   29530P-201
                                 (CUSIP Number)

                                SUSAN HIRT HAGEN
                           c/o ROGER W. RICHARDS, ESQ.
                           RICHARDS & ASSOCIATES, P.C.
                           100 STATE STREET, SUITE 440
                          ERIE, PENNSYLVANIA 16507-1456
                                 (814) 455-0370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             LAWRENCE LEDERMAN, ESQ.
                              ROBERT S. REDER, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                December 28, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.
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                                  SCHEDULE 13D

CUSIP NO.:  29530P-201

(1)      NAME OF REPORTING PERSON:  Susan Hirt Hagen

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      / /

         (b)      /X/

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  Not Applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  12

(8)      SHARED VOTING POWER:  1,170

(9)      SOLE DISPOSITIVE POWER:  12

(10)     SHARED DISPOSITIVE POWER:  1,170

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,182

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.5%

(14)     TYPE OF REPORTING PERSON:  IN


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         This Amendment No. 4 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 1999 (as amended, the "Schedule 13D"), with respect to the Class B Common Stock, no par value (the "Class B Common Stock"), of Erie Indemnity Company, a Pennsylvania corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         This Amendment No. 4 is being filed by Susan Hirt Hagen ("Mrs. Hagen").

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

                  Mrs. Hagen continues to be concerned that many of the current members of the Company's Board of Directors are not sufficiently independent from management's influence. According to the Company's 2001 Proxy Statement, certain members of the Board have significant business relationships with the Company and the Erie Insurance Exchange (the "Exchange") for which the Company is attorney-in-fact. These members also hold key positions on many of the Company's most important committees, including the CEO Selection Committee. Mrs. Hagen believes that these relationships may, or may at least appear to, inhibit the Board member's ability to freely, objectively and fully perform his or her fiduciary duties as a director of the Company. This view is supported by the 2001 edition of the Report of the NACD Blue Ribbon Commission on Director Professionalism, which strongly advises against having directors who also serve as consultants or business associates to a company:

                  "The independent director's role is distinct and separate from that of a consultant or business associate; both roles can be severely compromised through commingling. . . . Although
                  potentially valuable benefits may accrue from business relationships, these benefits can impair the director's independence. . . . [B]oards should select directors to be directors, and service providers to provide services. If the director's primary value to the company is as a consultant or advisor, the individual should be brought on as such and paid as such . . ." (p. 12).

                  Moreover, Mrs. Hagen has not heard of nor seen a report of the Nominating Committee of the Board of Directors regarding its slate of nominees for election as directors at the 2002 Annual Meeting of Shareholders, which has been scheduled for Tuesday, April 30, 2002. Mrs. Hagen also does not know whether and to what extent the size of the Board will be increased or whether the Nominating Committee will nominate all of the current directors, including the five directors (including herself) who were originally nominated by Mrs. Hagen and elected at the 2000 Annual Meeting. Under the Company's advance notice Bylaw, shareholders must submit the names of proposed nominees for election as directors at the 2002 Annual Meeting between November 29, 2001 and December 29, 2001. Because Mrs. Hagen cannot be certain of the slate of candidates to be picked by the Nominating Committee, or whether even she will be included on that slate, and in light of the advance notice provisions of the Company's Bylaws, Mrs. Hagen has no choice but to act prior to December 29, 2001 to preserve her right to propose her own slate of candidates for election as directors at the 2002 Annual Meeting.


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                  Therefore, on December 28, 2001, Mrs. Hagen delivered a Notice of Shareholder Proposals With Respect to 2002 Annual Meeting (the "Notice") to the Nominating Committee and to the Secretary of the Company in accordance with the advance notice provisions of the Company's Bylaws. The Notice describes two shareholder proposals in connection with the 2002 Annual Meeting. The first is a proposal that 11 individuals (the "Hagen Nominees"), five of whom (Patricia Garrison-Corbin, Susan Hirt Hagen, Samuel P. Katz, Claude C. Lilly, III and
Henry N. Nassau) currently serve on the Board, be considered by the Nominating Committee for inclusion on its slate for election as directors at the 2002
Annual Meeting. Mrs. Hagen indicated to the Nominating Committee that she also supports the nomination and reelection of F. William Hirt to the Board. Assuming that the size of the Board remains at 12 and at least seven Hagen Nominees (including Mrs. Hagen) are a part of the Nominating Committee slate, Mrs. Hagen has indicated to the Company a willingness not only to support Mr. Hirt's nomination, but also to discuss with the Nominating Committee the selection of other current directors who are not Hagen Nominees.

                  If at least seven Hagen Nominees (including Mrs. Hagen) are not selected by the Nominating Committee when it announces its slate, the Notice also constitutes a proposal by Mrs. Hagen to nominate all of the Hagen Nominees for election as directors at the 2002 Annual Meeting. Mrs. Hagen has indicated to the Company that, while she prefers that the size of the Board remain at 12, which management has stated in the past is the ideal size, if the Board is increased beyond 12 she will nominate all the Hagen Nominees for election at the 2002 Annual Meeting. In addition, she has reserved the right to nominate additional candidates at the 2002 Annual Meeting if the size of the Board is increased above 16, the current maximum number permitted by the Company's Bylaws.

                  Mrs. Hagen believes that the candidates nominated by her are highly competent, knowledgeable and independent individuals genuinely free from management's control and committed to promoting the core principles practiced by her late father, H.O. Hirt, co-founder of the Company and the Exchange, and to focusing on the long-term health and well-being of all of the companies comprising the Erie Group (including the Exchange) and the Company's shareholders and other constituencies.

                  Each Hagen Nominee has agreed to be named a nominee for election as director of the Company at the 2002 Annual Meeting and to serve if nominated and elected as a director, although Henry N. Nassau has indicated to me that he has notified the Company and Bankers Trust, the corporate trustee of the H.O. Hirt Trusts, that if both the Nominating Committee and the corporate trustee do not support his nomination as a director, then he intends to resign as a director and not stand for re-election as a Hagen Nominee. As she has each of the last two years, Mrs. Hagen has agreed to indemnify each Hagen Nominee who does not currently serve as a director of the Company from and against any losses incurred by such Hagen Nominee resulting from, relating to or arising out of the nomination by Mrs. Hagen of such Hagen Nominee for election as a director of the Company at the 2002 Annual Meeting.

                  Except as described above in this Item, Mrs. Hagen has no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) to (j) of Item 4 of Schedule 13D.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

         8. Form of Indemnification Agreement by and between Mrs. Hagen and each of the Hagen Nominees who is not currently serving as a director of the Company (previously filed in Amendment No. 3 to the Schedule 13D dated January 12, 2001).

         9. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2002 Annual Meeting, dated December 28, 2001.

         10. Notice of Shareholder Proposals With Respect to 2002 Annual Meeting, dated December 28, 2001.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Susan Hirt Hagen
                                                     ---------------------------
                                                     Susan Hirt Hagen

December 28, 2001


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                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

1. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2000 Annual
            Meeting, dated December 29, 1999 (previously filed in Amendment No.
            1 to the Schedule 13D dated December 29, 1999).

2. Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999 (previously filed in Amendment No. 1 to the
            Schedule 13D dated December 29, 1999).

3. Form of Indemnification Agreement by and between Mrs. Hagen and each Hagen Nominee (previously filed in Amendment No. 1 to the Schedule
            13D dated December 29, 1999).

4.          Complaint, Motion for a Preliminary Injunction and a Supporting
            Memorandum of Law filed on March 9, 2000 by Susan Hirt Hagen in the
            Court of Common Pleas, Erie County, Pennsylvania against the Company
            (previously filed in Amendment No. 2 to the Schedule 13D dated March
            9, 2000).

5.          Opinion and Order of April 24, 2000 by Hon. William R. Cunningham,
            President Judge, Court of Common Pleas, Erie County, Pennsylvania,
            83 Erie County L.J. 120 (C.P. Erie Cty. 2000) (previously filed in
            Amendment No. 3 to the Schedule 13D dated January 12, 2001).

6. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2001 Annual
            Meeting, dated January 12, 2001 (previously filed in Amendment No. 3 to the Schedule 13D dated January 12, 2001).

7. Notice of Shareholder Proposals With Respect to 2001 Annual Meeting, dated January 12, 2001 (previously filed in Amendment No. 3 to the
            Schedule 13D dated January 12, 2001).

8. Form of Indemnification Agreement by and between Mrs. Hagen and each of the Hagen Nominees who is not currently serving as a director of the Company (previously filed in Amendment No. 3 to the Schedule 13D dated January 12, 2001).

9. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2002 Annual
            Meeting, dated December 28, 2001.

10. Notice of Shareholder Proposals With Respect to 2002 Annual Meeting, dated December 28, 2001.


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